UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Medalist Diversified REIT, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

358487106
(CUSIP Number)

FRANCIS P. KAVANAUGH 107 Via Florence Newport Beach, CA 92663
(949) 212-2222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358487106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Francis P. Kavanaugh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		1,700,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,700,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.75%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 358487106	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The Shares purchased by Mr. Kavanaugh were purchased with his personal funds in open market for an aggregate consideration of $1,652,498.93.

Item 2. Identity and Background.

(a)	Francis P. Kavanaugh

(b)	107 Via Florence, Newport Beach, CA 92663

(c)	Manager

(d)	No

(e)	No

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Kavanaugh were purchased with his personal funds in open market for an aggregate consideration of $1,652,498.93.

Item 4. Purpose of Transaction.

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

(g)	N/A

(h)	N/A

(i)	N/A

(j)	N/A

Item 5. Interest in Securities of the Issuer.

(a)	As of January 27, 2023, Mr. Kavanaugh beneficially owned 1,700,000 shares outstanding which equates of approximately 9.75%.

(b)	1. Sole power to vote or direct vote: 1,700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,700,000
4. Shared power to dispose or direct the disposition: 0

(c)	None

(d)	None

(e)	N/A

CUSIP No. 358487106	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

CUSIP No. 358487106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis P. Kavanaugh
(Name)
Manager
(Title)
January 27, 2023
(Date)